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                             June 5, 2024

       Ilan Levin
       Chief Executive Officer
       Biomotion Sciences
       250 Park Avenue, 7th Floor
       New York, NY 10177

                                                        Re: Biomotion Sciences
                                                            Registration
Statement on Form S-4
                                                            Filed May 9, 2024
                                                            File No. 333-279281

       Dear Ilan Levin:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise your Cover Page and where else you disclose Moringa's securities are listed on Nasdaq to disclose
Moringa received notice from Nasdaq that it is in non-compliance with Nasdaq IM-5101-2
and the potential ramifications if the Panel does not grant
                                                        Moringa's requested
six-month extension as discussed on page 74. Revise where you discuss the factors
considered by the Moringa Board in recommending the Business
                                                        Combination to disclose
whether it considered the potential de-listing of Moringa
                                                        securities in
recommending the Business Combination.
       Frequently Used Terms, page 1

   2. We note that the Condition Precedent Proposals means each of the Business Combination
                                                        Proposal, the Articles
Amendment Proposal, the Share Incentive Plan Proposal and the
                                                        Director Election
Proposal. Please tell us where the Articles Amendment Proposal, the
                                                        Share Incentive Plan
Proposal and the Director Election Proposal are presented or revise
 Ilan Levin
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Biomotion LastNameIlan Levin
           Sciences
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         throughout as appropriate.
Questions and Answers About the Proposals
Q: What voting interests will our current shareholders, the Sponsor, and Silexion shareholders...?, page 11

3. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Q: What interests do our Sponsor, current officers, directors and advisors have in the Business
Combination?, page 12

5. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.
6. Please revise under this heading and where else you discuss the interests of the Sponsor, current officers, directors and advisors in the Business Combination to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
7. Please clarify here and elsewhere as appropriate if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
8. We note your disclosure on page 12 and elsewhere that amounts may be paid to EarlyBird from the Trust Account pursuant to the Marketing Agreement. Please revise here and elsewhere as appropriate to quantify the amount that is owed to EarlyBird pursuant to the
         Marketing Agreement. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
 Ilan Levin
Biomotion Sciences
June 5, 2024
Page 3
What conditions must be satisfied to complete the Business Combination?, page
14

9. We note that a condition to closing, unless waived, is Silexion's receipt of the Silexion
         Equity Financing in an amount of at least $3.5 million by April 30, 2024 and that the financing has, to date, not taken place, and the parties are working towards completion of a financing prior to, or upon, Closing. Please update this disclosure when appropriate.
What are the U.S. federal income tax consequences of the SPAC Merger?, page 17

10. We note your disclosure that the Mergers, taken together, are intended to qualify for tax-
         deferred treatment under Section 351(a) of the Code. Please revise your disclosure here and throughout, including in the section beginning on page 210, to provide counsel's firm opinion for each material tax consequence, including whether the Mergers will qualify as an integrated transaction, or explains why such opinion cannot be given. Please also clearly disclose that this is the opinion of tax counsel and identify counsel. If the opinion is subject to uncertainty, please provide disclosure that reflects the degree of uncertainty
         (e.g., "should" or "more likely than not") and explains the facts or circumstances giving rise to the uncertainty, and provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections
         III.C.1 and 4.
Silexion, page 22

11. Please revise your disclosure here to remove the disclosure that Silexion's phase 2 clinical trial showed "positive efficacy results" as efficacy determinations are within the sole discretion of the FDA or comparable foreign regulators.
12. Revise under this heading to disclose Silexion's current stage of development and future development plans for its first-generation product and its new formulated product. If
         Silexion is still in pre-clinical development for its second-generation product, please make that clear.
Risk Factors
If we are deemed to be an investment company for purposes of the Investment Company Act..., page 82

13. Please revise your disclosure under this heading regarding the potential safe harbor and to otherwise update for the guidance the SEC provided for SPACs to consider when
FirstName LastNameIlan Levin
       analyzing their status under the Investment Company Act of 1940. See SEC Release No.
Comapany   NameBiomotion
       33-11265,              Sciences
                  Special Purpose Acquisition Companies, Shell Companies, and Projections,
June 5,adopted  on January
        2024 Page  3        24, 2024. Please ensure any outdated disclosure is
removed.
FirstName LastName
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Risks Relating to Owning New Pubco Ordinary Shares Following the Business Combination and the Company Operating as a Public Company, page 83

14. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Proposal No. 1. The Business Combination Proposal
Background of the Business Combination, page 102

15. We note your disclosure on page 130 that EarlyBird performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to EarlyBird that are contingent on completion of the business combination and describe the extent of
         EarlyBird's role.
16. Please revise this section to discuss the negotiations leading to Ilan Levin becoming a director of the combined company.
Certain Financial Analyses
Comparable Company Analysis, page 106

17. Please revise to describe and quantify the factors that you considered in determining
         Silexion's pre-transaction equity value of $62.5 million, specifically addressing how you evaluated lead clinical programs for the 25 comparable companies, how you related enterprise value to the status of each comparable company's lead program, and how you compared these lead clinical programs to Silexion's lead clinical program.
18. Please revise to state who created the comparable company analysis relied on by
         Moringa's management and board.
19. Please revise to disclose whether any companies that met the selection criteria were not included in the analysis and if so, explain why. Revise to describe the standard the company used to identify whether a company's drug development was "innovative."
Proposal No. 2. The Merger Proposal, page 117

20. Please revise to unbundle Proposal No. 2 so that shareholders may vote on the proposal to eliminate the $5,000,001 net tangible assets requirement separately. Alternatively, provide us an analysis supporting why this provision may be presented along with the other provisions in Proposal No. 2. Refer to Rule 14a-4(a)(3) and Exchange Act Rule 14a-
         4(a)(3) Compliance and Disclosure Interpretations 101.01 and 101.02 Regarding
         Unbundling under Rule 14a-4(a)(3) Generally, and 201.01 and 201.02 Regarding
         Unbundling under Rule 14a-4(a)(3) in the M&A Context.
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           Sciences
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Information About Silexion
Business Overview, page 148

21. We note the disclosure throughout this section appears to indicate that Silexion is no longer developing the first-generation of Loder as a clinical-stage product candidate and is now developing a new product candidate, SIL-204B, which appears yet to undergo toxicology studies per the disclosure on page 154. To the extent this is true, it appears the company is not currently in a clinical development stage, but instead a pre-clinical development stage. If so, please revise throughout to reflect that Silexion is in a preclinical stage of development, or otherwise advise.
Our Technology, page 151

22. We note Silexion makes various performance claims about its product candidates. Please revise to provide and discuss the preclinical data and other sources relied on for these claims. As a non-exhaustive list, we note the following statments:
             Silexion "synthetically produc[es] a chain of molecules, called nucleotides (NT), which mimic the natural process and bind to the specific messenger [it] want[s]
              destroyed, inducing the natural protection mechanism of the cell;"
             Silexion's inhibitors "prevent the production of the protein;" Silexion's "sequence of [its] NTs is chosen for their specificity to bind and induce the
              destruction process;"
             Silexion "include[s] modification to the NT to prevent enzymatic breakdown of [its]
              siRNA, before they reach the mRNA target;" and
             Silexion adds "a lipid which increases the ability of our product to enter the tumor cells."
23. We note that Silexion's first-generation product candidate was originally designed to combat the KRAS G12D mutation, and showed improvement in overall survival in patients with the KRAS G12D or G12V mutations, and from the disclosure on page 153, that Silexion intends to broaden the KRAS silencing activity to additional KRAS mutations such as G12C. Please indicate whether the Silexion siRNA has shown complementary binding to all types of G12x mutations or only to an individual mutation type. If the Silexion siRNA only targets individual mutation types, indicate whether clinical trials would need to be conducted for the other mutation types. In this regard, please make clear which mutation type or mutation range SIL-204B intends to target.
Our First-Generation Development - Loder, page 152

24. Please revise to discuss the primary and any secondary endpoints, whether the trial met the endpoints, and whether there were any adverse events attributable to the treatment.
25. We note your references to a Phase 2a and a Phase 2 multinational clinical trial. Please revise to clarify if these were separate trials or the same trial and indicate the regulatory jurisdictions in which the studies were conducted. If there were separate trials, please
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         revise the discussion of the second trial to disclose the primary and secondary endpoints, whether the trial met its endpoints, the inclusion/exclusion criteria, and whether the results of the second trial were statistically significant.
26. Please revise to discuss future clinical development plans for the first-generation of Loder.
         To the extent Silexion discontinued clinical development of that product candidate, state this and the reasons why.
27. We note your disclosure that the Phase 2a clinical trial results "provided evidence of an improvement in overall survival in patients with the KRAS G12D or G12V mutations
         (G12D/V) as well." However, we note your disclosure on page 153 that the trial was relatively small and statistical significance was not achieved. As such, please clarify why
         Silexion's believes that the Phase 2a clinical trial provided evidence of improvement.
28. We note your disclosure in the last paragraph of this section that it was concluded that intratumor administration via EUS is an effective and safe approach. In addition, we note the statement on page 153 that the conjugated lipid Silexion is using in SIL-204B provides twice the efficacy as compared to the non-lipid conjugated siRNA. Rather than making efficacy and safety conclusions that are within the sole discretion of the FDA or comparable foreign regulators, revise your disclosure throughout to avoid using these terms and to present the data underlying these conclusions.
Our Second-Generation Development SIL-204B, page 153

29. Please revise page 153 to provide the preclinical and other data supporting the performance claims for SIL-204B's siRNA advances and extended-release formulation advancements. Disclose the current stage of development of the product candidate.
30. We note your reference to Phase 1 trials. Please disclose all material outcomes observed in that trial including adverse events.
Manufacturing, page 154

31. We note Silexion's disclosure on page 154 that it "has an agreement with LGC/Axolab for the manufacturing of [its] product for the Phase 3 trial." Please revise where appropriate to discuss the details of this trial or otherwise advise.
Our Commercialization Plans, page 154

32. We note the disclosure under this heading assumes SIL-204B will be approved by the
         FDA or comparable foreign regulators, which is speculative given that SIL-204B does not appear to have been studied in any clinical trial. Please revise to state that Silexion's product candidates must be approved by the FDA or a comparable foreign regulator before they may be commercialized.
33. Please revise your reference to Orphan Drug Designation to clarify that such a designation neither shortens the development time or regulatory review time of a drug, nor does it
 Ilan Levin
Biomotion Sciences
June 5, 2024
Page 7
         increase the likelihood for any approval in the regulatory review process and disclose if your expected plans will change if you do not obtain Orphan Drug Designation.
Intellectual Property, page 155

34. Please revise to disclose the products and technologies each of your patents and patent applications relate to, whether the patents are owned or licensed, the type of patent protection and the patent expiration dates. Please clarify whether Silexion's composition of matter claims relate to the siRNA used in Loder or in SIL-240B and whether the advances described under "siRNA advances" on page 153 are covered by the claims in
         Silexion's patents or patent applications. Also clarify whether Silexion has any patent or patent applications with claims relating to extended-release formulation and delivery system described under "Extended-Release Formulation Advances" on page 153.
Grants from the Israeli Innovation Authority, page 156

35. Please revise to disclose the products and programs that are subject to potential royalty payments to the IIA.
Silexion Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Research and Development Expenses, page 173

36. Please revise to provide a breakdown of research and development expenses, distinguishing between spending for the development of Loder and SIL-204B in each period presented. In addition, quantify aggregate spending on Loder since inception of this development program, describe the nature of clinical trials for SIL-204B and other projects that you expect to conduct in 2024 and 2025 and explain the meaning of your statement on page 154 that "we plan to initiate a clinical trial powered for statistical significance with SIL-204B late in 2025."
Management of New Pubco Following the Business Combination
Directors, page 179

37. For the prospective directors of the combined company, please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.
38. We note Ilan Hadar is also currently the chief executive officer of another entity. Please revise to clarify whether Ilan Hadar will be working on a full-time basis for the
FirstName LastNameIlan Levin
       combined company following the business combination. To the extent Ilan Hadar will not
Comapany    NameBiomotion
       be working              Sciences
                    on a full-time basis, revise to provide appropriate risk
factor disclosure and
June 5,state
        2024the  amount
              Page  7    of hours per month he is expected to provide.
FirstName LastName
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Executive Officers, page 181

39. We note that based on her title, it appears Mirit Horenshtein Hadar will not be the chief financial officer of the new company and that no chief financial officer is identified.
         Please revise to identify the chief financial officer. To the extent the company will not have one, revise to provide appropriate risk factor disclosure. Beneficial Ownership of Securities, page 195

40. Please revise page 198 to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Guangzhou Sino-Israel Biotech
         Fund and Wildcat Partner Holdings LP.
Description of Securities
Exclusive Forum Selection, page 203

41. We note your disclosure on page 203 that the Prospective Articles will "provide that, unless New Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act."
         We also note Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
42. We note your disclosure that the Prospective Articles "will also provide that, unless New
         Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please reconcile this with the disclosure on page 209 that the Prospective Articles "provide that, unless New Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or
         Exchange Act."
Where You Can Find More Information, page 224

43. We note your disclosure that "[a]ll information contained in this proxy statement/prospectus relating to Moringa has been supplied by Moringa," that "all such information relating to Silexion has been supplied by Silexion" and that "[i]nformation provided by either Moringa or Silexion does not constitute any representation, estimate or projection of the other." We note similar statements on page 227. Since these statements could be read as disclaimers of responsibility for the disclosure in your filing, please
 Ilan Levin
Biomotion Sciences
June 5, 2024
Page 9
       revise to remove any implication that Moringa or Silexion disclaim responsibility for any of the disclosures contained in the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameIlan Levin
                                                            Division of
Corporation Finance
Comapany NameBiomotion Sciences
                                                            Office of Life
Sciences
June 5, 2024 Page 9
cc:       Brian N. Wheaton, Esq.
FirstName LastName